UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2005

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

[ ] For the Transition Period Ended:

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Read attached instruction sheet before preparing form. Please print or type.

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full name of registrant: THE VERMONT TEDDY BEAR CO., INC.

Former name if applicable:

Address of principal executive office (street and number): 6655 Shelburne Road

City, state and zip code: Shelburne, VT 05482

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - NARRATIVE

As disclosed in the Company's Form 8-K Current Report filed April 29, 2005, as a result of the February 7, 2005 letter from the Office of the Chief Accountant of the SEC to the American Institute of Certified Public Accountants which clarified existing generally accepted accounting principles applicable to leases, and after discussions with its Audit Committee and independent registered public accounting firm, Deloitte & Touche LLP, the Company has re-evaluated its accounting treatment with respect to a sale leaseback transaction. Like many other companies, the Company will correct the way it accounts for its one financing lease (the "Lease"), executed in July 1997 as part of a sale-leaseback transaction involving the Company's factory headquarters and a portion of its land in Shelburne, Vermont (the "Leased Property").

The Company intends to re-file its Annual Report on Form 10-K(A) for the year ended June 30, 2004 to include restated financial statements for the three-year period ended June 30, 2004. The Company's Form 10-K/A has been prepared by the Company and undergoing final review by the Company and its auditors. Due to the time and effort involved in fully determining the effects of necessary adjustments on the Company's previously issued financial statements for the quarter ended March 31, 2005, the Company experienced delays in the finalization of its Form 10-Q for the quarter ended March 31, 2005 and is therefore unable to file the Form 10-Q by the prescribed due date of May 16, 2005. The Company cannot eliminate the reasons for its inability to file the foregoing Reports without unreasonable effort and/or expense. The financial information for the Company's Form 10-Q for the period ending March 31, 2005 cannot be finalized for disclosure until the financial restatement contained in the Company's forthcoming Form 10-K/A is completed. The Company believes the foregoing Reports will be filed within the next five (5) days.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification: Elisabeth Robert (802) 985-3001.

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X]Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [ ] Yes [X] No

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If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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THE VERMONT TEDDY BEAR CO., INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2005

By: /s/ Elisabeth B. Robert

Elisabeth B. Robert

Chief Executive Officer

Chief Financial Officer